UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

CASINOVATIONS INCORPORATED
(Name of Issuer)

Common Stock $.001 par value
(Title of Class of Securities)

14761P 10 4
(CUSIP Number)

Timothy P. Leybold; 6744 S. Spencer Street, Las Vegas, Nevada 89119; Tel: (702) 733-7195
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No.	14761P 10 4	Page	2	of	4	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven J. Blad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 540,100
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,216
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 540,100
WITH	10	SHARED DISPOSITIVE POWER 1,216
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.41%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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This Amendment No. 1 to Schedule 13D amends the Schedule 13D, dated April 23, 1999 ("Schedule 13D"), of Steven J. Blad with respect to his ownership of the common stock, $.001 par value ("Common Stock"), of Casinovations Incorporated, a Nevada corporation (the "Company").

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The filing of this Amendment No. 1 to Schedule 13D is a result of the exercise by Steven J. Blad of that certain option granted by Richard S. Huson, a controlling stockholder of the Company, to Mr. Blad for the purchase of 175,000 shares of Common Stock. Through an exercise agreement dated as of May 28, 1999 and executed on July 14, 1999, Mr. Huson will transfer 175,000 shares of Common Stock to Mr. Blad. As the exercise price under the terms of the option was $1.50 per underlying share, Mr. Blad provided payment of $262,500 to Mr. Huson in the form of a promissory note secured by a pledge agreement.

Item 5. Interest in Securities of the Issuer
	Presently Owned	Percentage[4]
Sole Voting Power	540,100 [1,2]	5.40%
Shared Voting Power	1,216 [3]	0.0122%
Sole Dispositive Power	540,100 [1,2]	5.40%
Shared Dispositive Power	1,216 [3]	0.0122%
Total Beneficial Ownership	541,316	5.41%

________________

1 This amount represents options to purchase 300,000 shares of Common Stock granted by the Company, options to purchase 55,000 shares of Common Stock granted by Richard S. Huson, 10,000 shares issued to Gametek, Inc., an entity controlled by Mr. Blad, and 175,100 shares of Common Stock issued directly to Mr. Blad.

2 Shares of Common Stock may be subject to applicable community property laws.

3 This amount represents 1,216 shares of Common Stock issued to the spouse of Mr. Blad.

4 These percentages reflect the percentage share ownership with respect to 9,706,148 shares, the number of shares of Common Stock outstanding as of June 30, 1999.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1999 /s/ Steven J. Blad
Steven J. Blad

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